Exhibit 12.2

PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months
	Ended	Year Ended December 31,
	March 31, 2008	2007	2006	2005	2004	2003
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$10,530	$38,534	$40,541	$39,408	$36,801	$48,067
Amortization of debt premium, discount and expenses	1,149	4,618	2,871	2,856	3,036	2,958
Other interest	2,492	9,799	3,956	1,921	1,719	3,859
Estimated interest factor of lease rental charges	3,964	16,630	16,448	16,954	16,406	17,007
Interest capitalized	114	3,738	1,946	1,054	752	909

Total Fixed Charges	$18,249	$73,319	$65,762	$62,193	$58,714	$72,800

Earnings, as defined by the Securities and Exchange
Commission:

Earnings (loss) before income taxes	$(44,066)	$34,611	$89,657	$51,034	$114,690	$74,400
Fixed charges as above	18,249	73,319	65,762	62,193	58,714	72,800
Interest capitalized	(114)	(3,738)	(1,946)	(1,054)	(752)	(909)

Earnings (Loss) Available for Fixed Charges	$(25,931)	$104,192	$153,473	$112,173	$172,652	$146,291

Ratio of Earnings to Fixed Charges	N/M *	1.42	2.33	1.80	2.94	2.01

* The ratio of earnings to fixed charges for the three months ended March 31, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $44.2 million for the three months ended March 31, 2008.